Stoecklein Law Group, LLP

Practice Limited to Federal Securities

Columbia Center	Telephone: (619) 704-1310
401 West A Street	Facsimile: (619) 704-1325
Suite 1150	Email: djs@slgseclaw.com
San Diego, California 92101	Web: www.slgseclaw.com

August 3, 2015

Maryse Mills-Apenteng
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:           Nuvola, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed July 14, 2015
File No. 333-199794

Dear Maryse Mills-Apenteng,

This correspondence is in response to your letter dated July 31, 2015 in reference to our filing of the Amendment No. 3 to Registration Statement on Form S-1 filed on July 14, 2015 on behalf of Nuvola, Inc. (the “Company”), your file number 333-199794.

We have keyed our responses to your comment items in their original numeric order.

General

1. We note your response to prior comment 2 of our letter dated June 15, 2015. As previously noted, given that you are a shell company, your selling shareholders received their shares recently and the shares being sold represent 100% of your outstanding shares, we believe your selling shareholders are considered underwriters selling on behalf of the issuer. Refer to Question 612.09 of our Securities Act Rules Compliance and Disclosure Interpretations, available on our website. Because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering, even if your common stock becomes quoted on the OTCQB. Please therefore revise your disclosure on the prospectus cover page and elsewhere as appropriate to delete the references to selling shareholders being able to offer securities at prevailing market prices in the event you are quoted on the OTCQB or listed on an exchange. Refer to SEC Release No. 33-8869 for additional guidance.

Response:  The Company has revised its disclosure on the prospectus cover page and elsewhere as appropriate to delete the references to selling shareholders being able to offer securities at prevailing market prices in the event the company is quoted on the OTCQB or listed on an exchange.

Nuvola, Inc.
August 3, 2015

In connection with the response to your comments, Nuvola, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please do not hesitate to contact me at 619-704-1310.

/s/ Donald J. Stoecklein
Stoecklein Law Group, LLP